# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Texxon Holding Limited, CIK 0002014337
CUSIP: G8772G106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 709, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002102000

## Reporting persons
- EXCP QQG Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 5,963,545; sole dispositive power 5,963,545; shared dispositive power 0; aggregate amount beneficially owned 5,963,545 (26.89% of the class)
  Comment: The 5,963,545 ordinary shares referred to in Rows 6, 7 and 9 represent ordinary shares, par value $0.0001 per share (the "Ordinary Share"), of Texxon Holding Limited (the "Issuer"). EXCP QQG Holding Limited is the record holder of the Ordinary Shares reported herein. Mr. Qiangang Qiu exercises voting and dispositive power over the securities held by EXCP QQG Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- Qiangang Qiu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 5,963,545; sole dispositive power 5,963,545; shared dispositive power 0; aggregate amount beneficially owned 5,963,545 (26.89% of the class)
  Comment: The 5,963,545 Ordinary Shares referred to in Rows 6, 7 and 9 represent Ordinary Shares of the Issuer. EXCP QQG Holding Limited is the record holder of the Ordinary Shares reported herein. Mr. Qiangang Qiu exercises voting and dispositive power over the securities held by EXCP QQG Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- EXCP WW Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 6,656,667; sole dispositive power 0; shared dispositive power 6,656,667; aggregate amount beneficially owned 6,656,667 (30.01% of the class)
  Comment: The 6,656,667 Ordinary Shares referred to in Rows 6, 8 and 9 represent Ordinary Shares held by record by (i) EXCP WW Holding Limited, and (ii) EXCP XH Holding Limited. Ms. Wei Wang exercises voting and dispositive power over the securities held by EXCP WW Holding Limited. Mr. Hui Xu, the Chief Executive Officer and Chairman of the board of directors of the Issuer, exercises voting and dispositive power over the securities held by EXCP XH Holding Limited. Ms. Wei Wang is the spouse of Mr. Hui Xu, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- Wei Wang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 6,656,667; sole dispositive power 0; shared dispositive power 6,656,667; aggregate amount beneficially owned 6,656,667 (30.01% of the class)
  Comment: The 6,656,667 Ordinary Shares referred to in Rows 6, 8 and 9 represent Ordinary Shares held by record by (i) EXCP WW Holding Limited, and (ii) EXCP XH Holding Limited. Ms. Wei Wang exercises voting and dispositive power over the securities held by EXCP WW Holding Limited. Mr. Hui Xu, the Chief Executive Officer and Chairman of the board of directors of the Issuer, exercises voting and dispositive power over the securities held by EXCP XH Holding Limited. Ms. Wei Wang is the spouse of Mr. Hui Xu, and accordingly each of them is deemed to have beneficial ownership of the shares held by each other, unless any of them disclaims beneficial ownership of those shares. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- EXCP XCH Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 3,370,547; sole dispositive power 3,370,547; shared dispositive power 0; aggregate amount beneficially owned 3,370,547 (15.19% of the class)
  Comment: The 3,370,547 Ordinary Shares referred to in Rows 6, 7 and 9 represent Ordinary Shares of the Issuer. EXCP XCH Holding Limited is the record holder of the Ordinary Shares reported herein. Mr. Chenhan Xu exercises voting and dispositive power over the securities held by EXCP XCH Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- Chenhan Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 3,370,547; sole dispositive power 3,370,547; shared dispositive power 0; aggregate amount beneficially owned 3,370,547 (15.19% of the class)
  Comment: The 3,370,547 Ordinary Shares referred to in Rows 6, 7 and 9 represent Ordinary Shares of the Issuer. EXCP XCH Holding Limited is the record holder of the Ordinary Shares reported herein. Mr. Chenhan Xu exercises voting and dispositive power over the securities held by EXCP XCH Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- EXCP XH Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 15,990,759; sole dispositive power 0; shared dispositive power 15,990,759; aggregate amount beneficially owned 15,990,759 (72.08% of the class)
  Comment: The 15,990,759 Ordinary Shares referred to in Rows 6, 8 and 9 represent Ordinary Shares held by record by (i) EXCP QQG Holding Limited, (ii) EXCP WW Holding Limited, (iii) EXCP XCH Holding Limited, and (iv) EXCP XH Holding Limited. Mr. Qiangang Qiu, Ms. Wei Wang, Mr. Chenhan Xu and Mr. Hui Xu (collectively, the "Voting Agreement Parties") are parties to an acting in concert agreement dated March 26, 2024 (the "Voting Agreement"), pursuant to which, each of the Voting Agreement Parties, other than Mr. Hui Xu, has agreed that if the Issuer seeks shareholder approval of any corporate matters, he or she will vote all the Ordinary Shares he or she beneficially owns in accordance with the action of Mr. Hui Xu. By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Act with the other Voting Agreement Parties and/or certain of their affiliates. The Reporting Persons expressly disclaim beneficial ownership over any Ordinary Shares that they may be deemed to beneficially own solely by reason of the Voting Agreement. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- Hui Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 15,990,759; sole dispositive power 0; shared dispositive power 15,990,759; aggregate amount beneficially owned 15,990,759 (72.08% of the class)
  Comment: The 15,990,759 Ordinary Shares referred to in Rows 6, 8 and 9 represent Ordinary Shares held by record by (i) EXCP QQG Holding Limited, (ii) EXCP WW Holding Limited, (iii) EXCP XCH Holding Limited, and (iv) EXCP XH Holding Limited. On March 26, 2024, the Voting Agreement Parties entered into the Voting Agreement, pursuant to which, each of the Voting Agreement Parties, other than Mr. Hui Xu, has agreed that if the Issuer seeks shareholder approval of any corporate matters, he or she will vote all the Ordinary Shares he or she beneficially owns in accordance with the action of Mr. Hui Xu. By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Act with the other Voting Agreement Parties and/or certain of their affiliates. The Reporting Persons expressly disclaim beneficial ownership over any Ordinary Shares that they may be deemed to beneficially own solely by reason of the Voting Agreement. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.

## Item 1. Issuer
Name of issuer: Texxon Holding Limited
Address of issuer's principal executive offices: 709, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China 200335

## Item 2. Person Filing
Name of person filing:
(i) EXCP QQG Holding Limited
(ii) Qiangang Qiu
(iii) EXCP WW Holding Limited
(iv) Wei Wang
(v) EXCP XCH Holding Limited
(vi) Chenhan Xu
(vii) EXCP XH Holding Limited
(viii) Hui Xu (each, a "Reporting Person," and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business office for all Reporting Persons is 703, Block A, 1799 Wuzhong Road, Minhang District Shanghai, China, 200335
Citizenship: Each of EXCP QQG Holding Limited, EXCP WW Holding Limited, EXCP XCH Holding Limited and EXCP XH Holding Limited is a company formed in the British Virgin Islands. Each of Qiangang Qiu, Wei Wang, Chenhan Xu and Hui Xu is a citizen of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Mr. Hui Xu may be deemed to beneficially own 15,990,759 Ordinary Shares of the Issuer. Mr. Qiangang Qiu may be deemed to beneficially own 5,963,545 Ordinary Shares of the Issuer. Ms. Wei Wang may be deemed to beneficially own 6,656,667 Ordinary Shares of the Issuer. Mr. Chenhan Xu may be deemed to beneficially own 3,370,547 Ordinary Shares of the Issuer. On March 26, 2024, the Voting Agreement Parties entered into the Voting Agreement, pursuant to which, each of the Voting Agreement Parties, other than Mr. Hui Xu, has agreed that if the Issuer seeks shareholder approval of any corporate matters, he or she will vote all the Ordinary Shares he or she beneficially owns in accordance with the action of Mr. Hui Xu. By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Act with the other Voting Agreement Parties and/or certain of their affiliates. The Reporting Persons expressly disclaim beneficial ownership over any Ordinary Shares that they may be deemed to beneficially own solely by reason of the Voting Agreement.
Percent of class: The 15,990,759 Ordinary Shares beneficially owned by Mr. Hui Xu constitute 72.08% of the total number of Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
Sole power to vote or to direct the vote:
EXCP QQG Holding Limited: 0 Qiangang Qiu: 0
EXCP WW Holding Limited: 0 Wei Wang: 0
EXCP XCH Holding Limited: 0 Chenhan Xu: 0
EXCP XH Holding Limited: 0 Hui Xu: 0
Shared power to vote or to direct the vote:
EXCP QQG Holding Limited: 5,963,545 Qiangang Qiu: 5,963,545
EXCP WW Holding Limited: 6,656,667 Wei Wang: 6,656,667
EXCP XCH Holding Limited: 3,370,547 Chenhan Xu: 3,370,547
EXCP XH Holding Limited: 15,990,759 Hui Xu: 15,990,759
Sole power to dispose or to direct the disposition:
EXCP QQG Holding Limited: 5,963,545 Qiangang Qiu: 5,963,545
EXCP WW Holding Limited: 0 Wei Wang: 0
EXCP XCH Holding Limited: 3,370,547 Chenhan Xu: 3,370,547
EXCP XH Holding Limited: 0 Hui Xu: 0
Shared power to dispose or to direct the disposition:
EXCP QQG Holding Limited: 0 Qiangang Qiu: 0
EXCP WW Holding Limited: 6,656,667 Wei Wang: 6,656,667
EXCP XCH Holding Limited: 0 Chenhan Xu: 0
EXCP XH Holding Limited: 15,990,759 Hui Xu: 15,990,759

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EXCP QQG Holding Limited: /s/ Qiangang Qiu, Qiangang Qiu/Director (01/16/2026)
- Qiangang Qiu: /s/ Qiangang Qiu, Qiangang Qiu/Individual (01/16/2026)
- EXCP WW Holding Limited: /s/ Wei Wang, Wei Wang/Director (01/16/2026)
- Wei Wang: /s/ Wei Wang, Wei Wang/Individual (01/16/2026)
- EXCP XCH Holding Limited: /s/ Chenhan Xu, Chenhan Xu/Director (01/16/2026)
- Chenhan Xu: /s/ Chenhan Xu, Chenhan Xu/Individual (01/16/2026)
- EXCP XH Holding Limited: /s/ Hui Xu, Hui Xu/Director (01/16/2026)
- Hui Xu: /s/ Hui Xu, Hui Xu/Individual (01/16/2026)